RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Fax (310) 208-1154

September 15, 2009

Correspondence Files Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Katherine Wray

Re:	Ableauctions.com, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 17, 2009 File No. 001-15931

Dear Ms. Wray:

On behalf of Ableauctions.com, Inc.  (the “Company” or “Ableauctions”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 31, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
It appears that certain of your proposals are conditioned on approval or implementation of other proposals.  For example, you disclosure on page 13 that as a condition to the closing of the proposed acquisition of SinoCoking, “[t]he shareholders of Ableauctions entitled to vote at the special meeting must have voted to approve all proposals.” Accordingly, please disclose in the summary section, and under each applicable proposal, the extent to which the proposals are cross-conditioned.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Response:  In the descriptions for Proposals 1, 2, 3, 4 and 5, we have added a disclosure stating that the Company’s implementation of Proposals 1, 2, 3, 4 and 5 are conditioned upon shareholder approval of each and every of the Proposals 1, 2, 3, 4 and 5.  If the Company waives the implementation of Proposal 5, the implementation of Proposals 1, 2, 3 and 4 will be conditioned on shareholder approval of Proposals 1, 2, 3 and 4.

2.
Please amend your filing to append a form of proxy as required by Rule 14a-6 of the Exchange Act. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).  In this regard, note that Rule 14a-4(a)(3) requires the form of proxy to identify whether or not each separate matter to be acted upon is related to or conditioned on the approval of other matters.

Response:  In response to this comment we have added a form of proxy card to the proxy statement, in compliance with the foregoing.

3.
Please describe the interests of your officers and directors in the transactions to be acted upon, as required by Item 5 of Schedule 14A.  For example, please disclose any interests of Mr. Ladha or any of your other officers or directors in the proposed acquisition of SinoCoking or the proposed plan of liquidation of the historical business, assets and liabilities of Ableauctions that are different from, or in addition to, the interests of your unaffiliated stockholders.

Response:  In response to this comment, in the Summary section and on page 55, we have added disclosure of any interest of Mr. Ladha or any of the other officers or directors in the proposed transactions that differs from or is in addition to the interests of the unaffiliated shareholders.

Record Date, Voting Rights, Oustanding Shares and Dissenters’ Rights, page 4

4.
Please include disclosure regarding the voting agreement between Mr. and Mrs. Ladha and SinoCoking described on page 61.  Indicate consistent with that disclosure the percentage of shares of common stock held by Mr. and Mrs. Ladha that will be voted in favor of the proposals and disclose that they have agreed to use their voting power, if necessary, to replace the board of directors.

Response:  In response to this comment, we have added disclosure of additional facts concerning the voting agreement entered into between the Company and Mr. and Mrs. Ladha, which appear on page 54 of the proxy.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Summary Information About Proposals, page 6

General

5.
Please revise the subheading to identify this section as the “Summary Term Sheet." Refer to Item 14(b)(l) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.  Revise the subheading on page 11 consistent with this comment.

Response: Page 3 has been revised in accordance with this comment.  In addition we have made a number of revisions and clarifications to the Summary Term Sheet.

6.
We note that you have provided in your summary a brief description of the business presently conducted by Ableauctions.  Please also provide in this section a brief description of SinoCoking's business, which is expected to constitute the company's principal business following the proposed acquisition.

Response:  In response to this comment, on page 21 we have inserted a disclosure that following consummation of the Acquisition, the Ableauctions business will be discontinued, and the principal business of the Company will become the business of SinoCoking, with reference made to the description of SinoCoking’s business beginning on page 22.

Effect of the Transactions on Shareholders of Ableauctions, page 8

7 .
You disclose that "the persons who hold shares of Ableauctions immediately prior to the acquisition will be diluted, such that the holders of 100% of the issued and outstanding shares of Ableauctions pre-acquisition, will hold 3% of the issued and outstanding shares of Ableauctions post-acquisition." Please revise this section, as well as the section entitled "Dilution of Company Shareholders" on page 51, to discuss the additional dilution to your current shareholders that would result from the proposed equity or debt financing that is contemplated to occur simultaneously with the closing of the proposed acquisition.  In addition, ensure that throughout your filing where you quantify the dilution that will result from the proposed acquisition, you indicate, if accurate, that the impact of the anticipated financing is excluded.

Response:  As of the date of this proxy statement, the terms of the financing are not yet known, and accordingly, Ableauctions is not able to disclose the degree of dilution that would occur to the Ableauctions shareholders.  In response to this comment, in the summary section and in the section entitled “Dilution of Company Shareholders” we have added disclosure of these circumstances, in addition to an illustration of the effect of a hypothetical financing involving issuance of shares constituting 20% of the issued and outstanding shares of the Company post-financing.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Proposal I: Approval of Acquisition

Summary Term Sheet and Description of the Acquisition

Our Reasons for the Acquisition, page 14

8.
Please expand your discussion of Ableauctions' reasons for engaging in the proposed acquisition, as called for by Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(iii) of Regulation M-A.  Your current disclosure addresses why the company "began exploring a broad range of options that included taking the company in a new direction while also expanding [y]our investment portfolio," but it does not identify the specific reasons the company believes the proposed acquisition with SinoCoking, coupled with a liquidating distribution of Ableauctions' assets, will be in the best interests of your shareholders.  In order to provide balanced disclosure, please also disclose any significant disadvantages relating to the proposed acquisition that were considered by Ableauctions.

Response:  In response to this comment, we expanded our discussion of Ableauctions’ reasons for engaging in the proposed acquisition, including specific reasons the Company believes the proposed acquisition and related transactions are in the best interest of the Company’s shareholders, and including the disadvantages of the proposed transactions considered by the board of directors.

Contacts between SinoCoking and the Company, page 15

9.	Please describe in material detail how the merger consideration was determined and negotiated.

Response:  In response to this comment, we have added description of how the consideration in the share exchange transaction was determined and negotiated.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Management

Management After the Acquisition, page 54

10.
Please ensure that your brief descriptions of the business experience of the individuals who will serve as directors and officers of the company following the proposed acquisition covers each of the past five years, as required by Item 401(e)(1) of Regulation S-K.  For example, revise this section to clarify the principal occupations or employment of Messrs. Zheng and Huang for the applicable dates.

Response:  In response to this comment we have made appropriate revisions to the above-mentioned section in compliance with Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 57

11.
You disclose that following the acquisition, members of Sino Coking's management will be appointed as the company's officers and directors.  However, you have not provided the information called for by Item 8 of Schedule 14A and Item 402 of Regulation S-K with respect to the named executive officers and directors of SinoCoking.  Please provide this disclosure, or tell us why you believe it is not required to be provided.

 Response:  The Company has furnished information about the proposed incoming directors and officers from SinoCoking on a voluntary basis, and not due to the requirements of Item 8 of Schedule 14A and Item 402 and 407.  We note that the arrangements with respect to the appointment of successor officers and directors of the Company, from among the management of SinoCoking, has not yet been finally determined.  In the enclosed amendment (which has been revised to function as proxy for an annual meeting instead of a special meeting), action is being taken with respect to the re-election of incumbent directors of Ableauctions.  None of these incumbent directors are affiliated with SinoCoking.  In accordance with Item 8 of Schedule 14A the required information called for concerning the Ableauctions directors and officers has been provided, however we believe that the rule does not require disclosure of the same type of information about the members of management of SinoCoking who are anticipated to be appointed as successor officers and directors.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Certain Relationships and Related Party Transactions, page 60

12.
We note your disclosure regarding the company's agreement to purchase shares in Surrey Central City Holdings Ltd., which is controlled by Mr. Ladha, from Bullion Reef Holdings Ltd., which is also controlled by Mr. Ladha, for a purchase price of $1,347,440. You state that, "One-half of the purchase price will be paid with a promissory note." Please revise to include all of the information called for by Item 404(a)(5) of Regulation S-K with respect to the company's indebtedness in connection with this arrangement, including for example the interest rate and the amount outstanding as of the latest practicable date.  In this regard, ensure that your disclosure is updated to reflect the applicable information provided in your current report on Form 8-K filed on July 29, 2009, relating to the conversion of principal and interest due under this note into shares of your common stock.

Response:  In response to this comment, we have updated the above-mentioned section of the proxy statement to include applicable information

13.
We also note your narrative and tabular disclosure regarding certain loans made to the company by Mr. Ladha or his affiliates. The table on page 61 purports to show such loans made to the company "from January 1, 2007 through March 25, 2009," and the narrative disclosure indicates that all amounts due under these loans had been paid off in full as of March 16, 2009. Please confirm, if true, that there have been no subsequent loans made to the company by Mr. Ladha or his affiliates, or update your disclosure as necessary to provide any additional information required by Item 404(d)(i) of Regulation S-K.

Response:  In response to this comment, we have updated and provided additional facts in the above-mentioned section.

Proposal 2: Approval of Terms of Plan of Liquidation, page 63

14.
Please expand your disclosure in this section to provide all material information, both qualitative and quantitative, regarding the proposed liquidation of the historical business, assets and liabilities of Ableauctions, to the extent known. State clearly whether you expect there to be any remaining cash available for distribution to shareholders following the discharge of Ableauctions' liabilities and liquidation of its assets.  In addition, please disclose the following or advise why you are unable to do so:

●   the anticipated timeline for the plan of liquidation;

●   when shareholders are expected to receive a distribution, if any, following the discharge of liabilities and liquidation of assets;

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

•	an estimate of the amount of any liquidating distribution to your shareholders, and any material factors that may affect the amount of such distribution; and

•
an estimate of the costs of liquidation, including the amount you expect to compensate the trustees for their management of the liquidating trust, and the source of the funds you expect to use to pay these costs.

Response:  In response to this comment we have updated and expanded the discussion in the above-mentioned section to include material information about the proposed liquidation to the extent known.  Since the timing, cost and amount of net proceeds realizable from the liquidation depend on various factors which are not known at the present time (and cannot be accurately predicted), it is not possible to provide reliable estimates of the foregoing.  We have, however, included a discussion of the factors that bear on the timing, cost and realizable net proceeds, in order to help readers understand what will drive the outcome of the liquidation process.

15.
Please quantify the amount of debt, if any, owed to related parties that is expected to be paid off in connection with the proposed liquidation. We note in this regard your disclosure that you anticipate that the current members of your board of directors, including Mr. Ladha, will serve as trustees of the liquidating trust.  If the company anticipates repaying any debts owed to Mr. Ladha or his affiliates in connection with the proposed liquidation, please disclose in this section and elsewhere in your filing as appropriate any conflicts of interest that may result from this arrangement.

Response:  In response to this comment we have added further disclosure regarding the amount of debt owed to related parties that is expected to be paid off in connection with the proposed liquidation, in the above-mentioned section.  Specifically, we have disclosed that since Abdul Lahda is one of our creditors, the Company will be required to pay any loans or other amounts owed to him, which are described in the discussion to Proposal 2, prior to distributing any proceeds to the Company’s shareholders.  We have also described the conflict that may result from this arrangement.  Please see page 55.

16.
Please clarify how the board of directors will select a record date for the determination of shareholders who are entitled to become pro rata beneficiaries of the liquidating trust, and when this information will be announced.

Response:  The board of directors will determine and announce a record date for the determination of shareholders who are entitled to become pro rata beneficiaries of the Liquidating Entity, which date will depend principally on the closing date of the Acquisition.  The Company intends to provide advance notice of the record date, on which holders of the Company’s common stock will become interest holders in the Liquidating Entity, by means of a press release and/or Form 8-K.   The above clarification has been added to the description of Proposal 2.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Proposal 3: Reverse Stock Split and Amendment to Articles of Incorporation, page 64

17.
Your disclosure states that the exact ratio of the proposed reverse stock split, within the range of 1-for-20 to 1-for-50, will be determined by subsequent resolution of the board of directors.  Please describe the factors that will be considered by the board in determining the exact ratio.  In this regard, we note that Section 6.10 of the Share Exchange Agreement filed as Attachment A to the preliminary proxy statement indicates that the ratio of the reverse stock split will be determined by Top Favour.

Response:  In determining the exact ratio of the Reverse Stock Split, the Company agreed that the ratio would be determined at the discretion of SinoCoking, however the principal considerations in making this determination will be (1) the minimum per-share price requirement for listing on the NYSE Amex exchange (or other national exchange), along with the anticipated per-share trading price of the Company’s common stock following the Acquisition based on the assets, liabilities, financial condition, and business of SinoCoking, excluding the Prior Business; and (2) the recommendation of an underwriter or underwriters in the proposed financing.  We have added the foregoing details to the proxy statement in the description of Proposal 3.

Proposal 5: Approval of Issuance of Shares in Connection with Financing, page 70

18.
It is unclear from the disclosure provided whether the company has entered into any arrangements with respect to the contemplated financing.  Please clarify whether or not the company has entered into any negotiations with any potential investor(s) regarding a financing transaction.  In revising your disclosure, please refer to Rule 135c under the Securities Act relating to notices of proposed unregistered securities offerings.  Please tell us in your response letter the status of any negotiations with potential investors, and advise of the likelihood of securing financing on terms acceptable to the company.

Response:  As of the date of this proxy statement, (i) the board of directors of the Company has not entered into any negotiations, nor has it entered into any agreements or letters of understanding, concerning the proposed financing, and (ii) SinoCoking has entered into an engagement letter with SMH Capital regarding the proposed financing, however, no material terms of that financing have been agreed upon by SinoCoking.   We have added disclosure of these circumstances in the description of Proposal 5.   Negotiations between SinoCoking and potential investors are ongoing, however it is not possible at this time for SinoCoking or the Company to assess the likelihood that the financing will be consummated on terms acceptable to the Company.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

19.
We note that you are seeking shareholder approval of the issuance of shares of your common stock in connection with a financing transaction that is anticipated to require the issuance of a "significant amount" of common stock or securities convertible into common stock.  Please disclose the approximate amount of shares you expect to be issued or issuable in connection with the contemplated financing, if known.  Alternatively, please disclose here, if accurate, that the company may issue as part of the financing up to the number of authorized shares of the company that will be unreserved and available for issuance following the proposed reverse stock split.  See Item 11(a) of Schedule 14A.

Response:  As of the date of this response letter and Amendment No. 1 to Schedule 14A, the Company is not able to determine an approximate amount of shares that are expected to be issued or issuable in the contemplated financing, because the terms of the financing have not been fully negotiated.  We have added a statement to the description of Proposal 5 that the Company will have up to 99.6 million unauthorized but unissued shares available for issuance in the financing, or in future financings or issuances of common stock for other purposes.

20.
In addition, ensure that you provide all of the information called for by Item 11 of Schedule 14A, to the extent known. In particular, disclose the planned use(s) of proceeds from the contemplated financing, and state explicitly whether further, authorization for the issuance of the securities by a vote of shareholders will be solicited prior to such issuance.  If the securities are to be issued otherwise than in a public offering for cash, state the general effect of the issuance upon the rights of existing shareholders.

Response:  In response to this comment, the Company has added disclosure of information concerning the contemplated financing called for by Item 11 of Schedule 14A, to the extent known.   The Company is not able to the terms of the securities to be issued in the contemplated financing, because the terms of the financing have not been fully negotiated at this time.  The securities may be issued otherwise than in a public offering for cash, however, since the terms of the securities have not yet been determined, the Company is not able to state the general effect of the issuance upon the rights of the shareholders, other than the fact that the issuance of additional shares of common stock will cause the interest of the existing shareholders to be diluted.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement on Schedule 14A
September 15, 2009

Other Revisions

We note that our proxy statement has been revised for use in connection with an annual meeting instead of a special meeting of the shareholders, with a record date of September 17, and a proposed meeting date of October 16, which dates have been established by the board of directors.   Accordingly, we have added Proposal 6 under which the four incumbent directors have been nominated for re-election, and Proposal 7 to ratify the appointment of Cinnamon Jang Willoughby & Company, Chartered Accountants as our independent auditors for the fiscal year ending December 31, 2009.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP
/s/ Edgar D. Park
Edgar D. Park

cc:           Adbul Ladha
Mary Ann Sapone, Esq.